VPKK-001/128913.V1


1


                                      December 26,
1996
Board of Trustees
Jackson National Capital
 Management Funds
5901 Executive Drive
Lansing, Michigan 48909

          Re:                         24f-2 Notice for Jackson
          National Capital Management Funds
                                      File Nos. 33-46590 and
          8116611

Dear Trustees:

     We have acted as counsel to Jackson National Capital
Management Funds (the "Fund") since its organization in connection with its public offering of an indefinite number of units of beneficial interest, no par value ("Shares"), from each of the five authorized series of the Fund.

     Based upon the foregoing, it is our opinion that the Shares issued, as reported on the accompanying Notice pursuant to Rule 24f-2 reporting sales and redemptions during the period November 1, 1995 through October 31, 1996, were legally issued, fully paid and nonassessable.

     In rendering this opinion, we have relied upon an Officer's Certificate executed by an officer of the Fund representing, among other things, that all Shares of the Fund have been issued at the net asset value per share next determined after the Fund's receipt of an order in proper form and payment therefor from the investor, as described in the Fund's Prospectus and Statement of Additional Information.

   We hereby consent to the filing of this opinion with the Securities and Exchange Commission pursuant to Rule 24f-2 promulgated under Section 24(f) of the Investment Company Act of 1940, together with the Fund's Rule 24f-2 Notice.


                                      Very truly yours,

                                      VEDDER, PRICE, KAUFMAN
                                        & KAMMHOLZ
                                      By:
                                             Cathy G. O'Kelly
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